FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

April 27, 2004

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Wimm-Bill-Dann Foods Open Joint Stock Company [“WBD Foods OJSC” or the “Company”] hereby notifies of resolutions adopted by the Board of Directors of WBD Foods OJSC on April 16, 2004.

1. Full trade name of the issuer (full name for non-commercial organizations), administrative and legal status: Open Joint Stock Company Wimm-Bill-Dann Foods

2. Location of the issuer: 109028 Moscow, Yauzsky bulvar, 16/15, Room 306

3. Taxpayer Identification Number assigned to the issuer by tax authorities: 7709342399

4. Unique code of the issuer assigned by the registration body: 06005-A

5. Internet address used by the issuer to publish material disclosures: wbd.ru/wbd/report/

6. Name of the printed periodical used by the issuer to publish material disclosures: Attachment to the Vestnik (Gazette) of the FCSM of Russia

7. Kind, category (type), series and other identification attributes of registered securities: ordinary book-entry registered securities

8. Date of the meeting of the board of directors (supervisory council) of the issuer which approved the appropriate resolution: April 16, 2004

9. Date and number of the minutes of the meeting of the board of directors (supervisory council) of the issuer which approved the appropriate resolution: Minutes No. 19-04 dated April 19, 2004

10. Nature of the resolutions approved by the board of directors (supervisory council) of the issuer:

10.1.                        Convocation (at the initiative of the Board of Directors of the Company) of the Annual General Meeting of Shareholders of the Company (“Meeting”).

10.2.                        Inclusion (at the initiative of the Board of Directors of the Company) into the agenda of the Annual General Meeting of Shareholders of the Company of the following matters:

1.               Election of the members of the Ballot Committee of the Company.

2.               Approval of the new version of Regulations On the Board of Directors.

3.               Remuneration of, and reimbursement of expenses incurred by, the members of the Board of Directors.

4.               Approval of transactions with interested parties.

10.3.                        Approval of the agenda of the Annual General Meeting of Shareholders of the Company:

1.               Election of the members of the Ballot Committee.

2.               Approval of the Annual Report, Annual Accounting Statements, including the Profit and Loss Report of the Company, and distribution of profits (including the payment (declaration) of dividends) and losses of the Company based on the results of the fiscal year.

3.               Approval of the Auditor of the Company for 2004.

4.               Approval of the new version of Regulations On the Board of Directors.

5.               Election of the members of the Board of Directors of the Company.

6.               Election of the members of the Audit Committee of the Company.

7.               Remuneration of, and reimbursement of expenses incurred by, the members of the Board of Directors.

8.               Approval of transactions with interested parties.

10.4                          Inclusion (at the initiative of OJSC WBD Foods Board of Directors) into the list of candidates to the positions of the members of the Ballot Committee to be elected at the Annual General Meeting of Shareholders of OJSC WBD Foods of the following individuals: O.M. Limonova, N.Yu. Nosova, I.M. Kolesnikov, E.S. Solntseva, I.A. Tyusina.

10.5.                       Inclusion (at the initiative of OJSC WBD Foods Board of Directors) into the list of candidates to the positions of the members of the Board of Directors to be elected at the Annual General Meeting of Shareholders of OJSC WBD Foods of the following individuals: Guy de Selliers, M.V. Dubinin, Michael O’Neill, A.S. Orlov, S.A. Plastinin, V.A. Tutelyan, V.N. Sherbak, D. Iakobachvili, E.G. Yasin, E. Linwood Tipton.

10.6.                       Inclusion (at the initiative of OJSC WBD Foods Board of Directors) into the list of candidates to the positions of the members of the Audit Committee to be elected at the Annual General

Meeting of Shareholders of OJSC WBD Foods of the following individuals: I.N. Bocharova, E.V. Gorshechnikova, E.B. Kuznetsova, N.N. Kolesnikova, M.A. Naumova, N.V. Romanova, E.V. Smirnova.

10.7.                       Approval of draft resolutions of the Annual General Meeting of Shareholders of OJSC WBD Foods.

10.8.                       Appointment of the following individuals to the Presidium of the Annual General Meeting of Shareholders of OJSC WBD Foods: General Meeting of Shareholders Chairman - David Iakobachvili, Secretary - Aleksandr Alekseyevich Kirichenko.

10.9.                       Approval of the following procedures for the conduct of the Annual General Meeting of Shareholders of the Company:

1.               Date of the Meeting: June 22, 2004;

2.               Time of the Meeting:  beginning of registration of shareholders – 10:00; beginning of proceedings - 11:15 (Moscow time).

3.               Place of the Meeting: Russian Federation, Moscow, Yauzsky bulvar, d. 16/15, Room 306.

4.               Form of the Meeting: meeting (joint attendance by shareholders).

10.10.                  Approval of the record date for the purposes of determination of persons entitled to participation in the Annual General Meeting of Shareholders of the Company: May 5, 2004 (at the end of the register-holder’s business day) - registration of shareholders (representatives of shareholders) for participation in the Annual General Meeting of Shareholders of the Company shall be conducted on June 22, 2004, starting at 10:00, at the following address: Russian Federation, Moscow, Yauzsky bulvar, d. 16/15, Room 306. To register attendees shall produce their IDs and evidence of their authority: powers of attorney and/or other documents specified by the existing legislation of the Russian Federation.

10.11.                  Approval of the form and text of voting ballots for the Annual General Meeting of Shareholders of OJSC WBD Foods.

10.12.                  Approval of the text of the notice of convocation of the Annual General Meeting of Shareholders of the Company.

10.13.                  Approval of the following procedure for the conduct of the Annual General Meeting of Shareholders of the Company: the notice of the Meeting shall be mailed by registered letter or delivered against signature to each person included into the list of persons entitled to participation in the Meeting, and published in Wall Street Journal (New-York, USA).

10.14.                  Approval of the following list of information (materials) provided to shareholders in preparation for the conduct of the Annual General Meeting of Shareholders and the following procedure for making the said list available to shareholders:

1.               Information about candidates for the positions of the members of the Ballot Committee.

2.               Information about candidates to the positions of the members of the Board of Directors.

3.               Information about candidates for the positions of the members of the Audit Committee.

4.               Reference materials on the matters included into the agenda of the Meeting.

Following the date of publication of the notice of the conduct of the Meeting in Wall Street Journal (New-York, USA), shareholders of the Company may review the materials that should be submitted to the shareholders of the Company in preparation for the conduct of the Meeting and obtain copies of the said materials at the following address: Russian Federation, Moscow, Yauzsky bulvar, d. 16/15, on business days from 09:00 till 16:00 (Moscow time). Written comments and suggestions as to the matters on the agenda may be sent by shareholders to the following address: Russian Federation, Moscow, Yauzsky bulvar, d. 16/15, OJSC WBD Foods.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

		By:	/s/ Vladimir V. Preobrajensky
		Name:	Vladimir V. Preobrajensky
		Title:	Chief Financial Officer Wimm-Bill-Dann Foods OJSC

Date:	April 27, 2004